Filed Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-216287

Prospectus Supplement No. 6
(To Prospectus dated May 26, 2017)

1,701,616 Shares of Common Stock

3,403,232 Shares of Common Stock issuable upon the
exercise of outstanding warrants

This prospectus supplement supplements the prospectus dated May 26, 2017, relating to an aggregate of 5,104,848 shares of our common stock, par value $0.0001 per share, consisting of (i) 1,701,616 shares that are currently issued and outstanding, and (ii) 3,403,232 shares that are issuable upon the exercise of warrants to purchase shares of common stock originally issued on January 9, 2017.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 22, 2018.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

Investing in our common stock involves risks. See the information under the captions “Risk Factors” beginning on page 8 of the accompanying prospectus. You should also read carefully and consider any additional risk factors included in documents that we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities nor passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 16, 2018

AIT THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-55759	47-3812456
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Ilan Ramon, Science Park
Ness Ziona, Israel 7403635
(Address of principal executive offices) (Zip Code)

+972.8.684.3313
(Registrant’s telephone number, include area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On February 16, 2018, AIT Therapeutics, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the several purchasers named therein (the “Purchasers”).

Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchasers (the “Offering”) warrants to purchase 4,599,604 shares of its common stock, par value $0.0001 per share (the “Common Stock”) at a purchase price of $0.01 per underlying warrant share. The warrants are comprised of an aggregate of (i) 2,299,802 Tranche A Warrants (the “Tranche A Warrants”) to purchase one share of Common Stock (the “Tranche A Warrant Shares”) at an exercise price of $4.25 per Tranche A Warrant Share, exercisable within three days from the issue date of the Warrants and (ii) an equal number of Tranche B Warrants (the “Tranche B Warrants” and, together with the Tranche A Warrants, the “Warrants”) to purchase one share of Common Stock (the “Tranche B Warrant Shares” and, together with the Tranche A Warrant Shares, the “Warrant Shares”) at an exercise price of $4.25 per Tranche B Warrant Share, exercisable within three years from the issue date of the Warrants.

The closing of the Offering occurred on February 16, 2018 (the “Closing”), and was subject to the satisfaction of specified customary closing conditions. Immediately following the Closing, each Purchaser exercised the full amount of their Tranche A Warrants resulting in gross proceeds to the Company from the sale of the Warrants to the Investors, together with the exercise price of the Tranche A Warrants, of approximately $9.82 million.

On February 16, 2018, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 40 days after the Closing for purposes of registering the resale of the Warrant Shares and any shares of Common Stock issued as a dividend or other distribution with respect to the Warrant Shares. The Company agreed to use its best efforts to cause this registration statement to be declared effective by the SEC within 70 days after the Closing (or within 90 days if the SEC reviews the registration statement).

The Company has also agreed, among other things, to indemnify the Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company’s obligations under the Registration Rights Agreement.

The Offering is exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder, as a transaction by an issuer not involving a public offering. The Purchasers have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the securities issued in this transaction.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, Registration Rights Agreement and Warrant, which are filed as Exhibits 10.1, 10.2 and 4.1, respectively, to this Current Report on Form 8-K.

Item 3.02.  Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 8.01. Other Events.

Persistent Pulmonary Hypertension of the Newborn

The Company plans to submit a 510(k) premarket notification to the U.S. Food and Drug Administration (“FDA”) in the fourth quarter of 2018 for the use of its single proprietary 160 parts per million nitric oxide (NO) formulation and delivery system (the “AIT NO Delivery System”) in persistent pulmonary hypertension of the newborn (“PPHN”). The Company also expects to make certain regulatory filings outside of the United States beginning in 2019.

Bronchiolitis

 The Company expects to initiate a Phase 3 pivotal trial for infants hospitalized due to bronchiolitis in the fourth quarter of 2018 and to complete the trial in the second quarter of 2019. The Company plans to submit a 510(k) premarket notification to the FDA shortly following completion of the trial and prior to the end of 2019. The Company also expects to make certain regulatory filings outside of the United States beginning in 2020.

Nontuberculous Mycobacteria Abscessus

The AIT NO Delivery System is being used to treat a cystic fibrosis patient suffering from nontuberculous mycobacteria (“NTM”) abscessus under compassionate use at the National Institutes of Health. The Company expects the patient to complete treatments during the first quarter of 2018.

The Company anticipates meeting with the FDA during the second quarter of 2018 to discuss a pivotal trial design for the use of the AIT NO Delivery System in NTM abscessus.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, our expectations surrounding the initiation, scope, data and completion of our clinical trials in PPHN, bronchiolitis, NTM abscessus indications and timing thereof, our expectations surrounding regulatory filings for such trials both in and outside of the United States and timing thereof, and our expectations surrounding discussions with the FDA for a pivotal trial design in NTM abscessus.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our approach to discover and develop novel drugs, which is unproven and may never lead to marketable products, our ability to fund and the results of further pre-clinical and clinical trials, our dependence on third parties for development, manufacture, marketing, sales, and distribution of products, the successful development of our product candidates, all of which are in early stages of development, difficulty in enrolling patients in our clinical studies and our dependence on collaborators. These and other important factors discussed under the caption “Risk Factors” in our Registration Statement on Form S-1 filed with the Securities and Exchange Commission, or the SEC, on June 9, 2017 and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this report. Any such forward-looking statements represent management’s estimates as of the date of this report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of Common Stock Purchase Warrant, dated February 16, 2018, by and between AIT Therapeutics, Inc. and each of the Purchasers named in the Purchase Agreement.

10.1#	Securities Purchase Agreement, dated February 16, 2018, by and among AIT Therapeutics, Inc. and the Purchasers named therein.

10.2	Registration Rights Agreement, dated February 16, 2018, by and among AIT Therapeutics, Inc. and the Purchasers signatory thereto.
______________
#
The representations and warranties contained in this agreement were made only for purposes of the transactions contemplated by the agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable under securities laws, among other limitations. The representations and warranties were made for purposes of allocating contractual risk between the parties to the agreement and should not be relied upon as a disclosure of factual information relating to the Company, the Purchasers or the transactions described in this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIT THERAPEUTICS, INC.

Date: February 22, 2018	By:	/s/ Steven A. Lisi
Steven A. Lisi
Chief Executive Officer